Exhibit 99.1

Hydro One appoints Stacey Mowbray to its Board of Directors

TORONTO, July 28, 2020 – Hydro One Limited (“Hydro One”), Ontario’s largest electricity transmission and distribution company, announced that Stacey Mowbray has been appointed to the company’s Board of Directors.

“Stacey is a highly-qualified leader with deep business experience,” said Tim Hodgson, Chair, Board of Directors, Hydro One. “Her strong track record in leading successful publicly-traded consumer brands strengthens our Board and reaffirms our support of management’s focus on delivering exceptional customer service.”

Stacey most recently served as the President of North America at WW International (formerly Weight Watchers), a $1.5 billion global company focusing on health and wellness. Prior to that she served as President and Chief Executive Officer at The Second Cup Ltd. Stacey has extensive marketing and brand experience from years of leading those functions at high profile brands such as Molson Coors Brewing Company, Cara Operations and Pepsi Cola. She also serves on the boards of the Currency Exchange International, Sleep Country Canada and Bonnie O Holdings and is a volunteer on the operating Board of Trillium Health Partners.

“This is a very exciting time in the company’s history to join Hydro One’s Board of Directors and I look forward to serving alongside an accomplished and talented team of Directors,” said Stacey Mowbray. “Hydro One is a leader among utilities in delivering excellent customer service while continuing to reduce costs and invest in a safe and reliable electricity system to support Ontario’s economy.”

Stacey fills the vacancy created when Anne Giardini did not stand for re-election at the company’s 2020 annual general meeting of shareholders.

“The addition of Stacey as a director is highly complementary to the skills and experience of our existing board members and we are confident that she will provide valuable insights,” said Blair Cowper-Smith, Chair of Hydro One’s Governance Committee.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.4 million valued customers, approximately $27.1 billion in assets as at December 31, 2019, and annual revenues in 2019 of approximately $6.5 billion.

Our team of approximately 8,800 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2019, Hydro One invested approximately $1.7 billion in its transmission and distribution networks and supported the economy through buying approximately $1.5 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com; www.sedar.com or www.sec.gov.

Forward-Looking Statements and Information:

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Such information includes, but is not limited to, statements related to: momentum; continuous improvement; commitment to safety and service; vision and strategy; customer service; reliability and performance; connections; the Company’s transmission and distribution regulatory applications, related decisions and anticipated impacts; ongoing and planned investments, projects and initiatives; dividends; and transition of the Company’s senior management team. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information, please contact:

Investors:

Omar Javed, Vice President, Investor Relations, investor.relations@hydroone.com, 416-345-5943

Media:

Jay Armitage, Vice President, Marketing and Communications, media.relations@hydroone.com, 416-345-6868